UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

June 02, 2003

INDEX TO EXHIBITS

Item

1.	Form 6K dated June 2, 2003.
2.	A copy of the letter addressed to Vadodara Stock Exchange Limited.

ITEM 2

June 2, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Retirement of Mr. H. N. Sinor, Joint Managing Director

We have to inform you that Mr. H.N. Sinor completed his term as Joint Managing Director on May 31, 2003 and has retired with effect from June 1, 2003 from the Board of Directors of ICICI Bank Limited. Consequently, the total strength of the Board has reduced from 19 to 18, comprising of 12 non-executive Directors and 6 executive Directors.

Yours faithfully,

Nilesh Trivedi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Nilesh Trivedi Title: Assistant Company Secretary